Room 4561

September 14, 2007

Ms. Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

        Re: **JDA Software Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 16, 2007
                Form 10-Q for the Fiscal Quarter Ended June 30, 2007
                Filed August 9, 2007
                Form 8-K Filed April 23, 2007
                Form 8-K Filed July 23, 2007
                File No. 000-27876

Dear Ms. Magnuson:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Kathleen Collins
                                  Accounting Branch Chief